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                             January 31, 2024

       Brady Rodgers
       President and Chief Executive Officer
       CO2 Energy Transition Corp.
       1334 Brittmoore Rd, Suite 190
       Houston, TX 77043

                                                        Re: CO2 Energy
Transition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 9,
2024
                                                            File No. 333-269932

       Dear Brady Rodgers:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1/A filed on January 9, 2024

       The Offering, page 13

   1. We note that throughout the prospectus you state that your initial stockholders will collectively own
approximately 26.7% of our issued and outstanding shares after this offering. However, on
page 17 you say that they will own 23.8% after this offering. Please revise to reconcile
these inconsistencies and ensure that your calculation of the initial stockholders'
percentage ownership is correct.
       Exercise Period, page 15

   2. We note disclosure that you are not registering the shares of common stock issuable upon exercise of warrants;
however, you have included these shares in the fee table filed as an exhibit to the
registration statement. Please revise your disclosure accordingly.
 Brady Rodgers
FirstName  LastNameBrady   Rodgers
CO2 Energy   Transition Corp.
Comapany
January 31,NameCO2
            2024      Energy Transition Corp.
January
Page 2 31, 2024 Page 2
FirstName LastName
Anticipated expenses and funding sources, page 21

3. Please clarify what the "follow-on premium" is that would be paid to officers and directors at dissolution and how this would be calculated. Please also clarify whether the follow-on premium is included in the up to $100,000 of dissolution expenses that would be payable out of interest on assets held in the trust, as described in your discussion of the redemption of public shares on page 28.
Limited payments to insiders, page 29

4. Please include the payments to be made to the sponsor under the Administrative Services
         Agreement you have filed as Exhibit 10.8 to the registration statement, and any other payments you expect to make to insiders.
If we are deemed to be an investment company . . . , page 38

5. We note your statement that the assets in your trust account will be securities, including
         U.S. Government securities or shares of money market funds registered under the
         Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act.
         Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Management, page 113

6. Please identify your current directors. We note that you have only identified director nominees in the table.
Item 16. Exhibits and Financial Statement Schedules, page II-5

7. Please note that the registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.
 Brady Rodgers
FirstName  LastNameBrady   Rodgers
CO2 Energy   Transition Corp.
Comapany
January 31,NameCO2
            2024      Energy Transition Corp.
January
Page 3 31, 2024 Page 3
FirstName LastName
8. Please revise the form of underwriting agreement and legal opinion filed as Exhibits 1.1 and 5.1, respectively, to ensure that information is consistent with your prospectus with respect to the number and type of securities being offered. In this regard, we note that the number of units has been reduced, that the units now include rights to acquire common stock, and that you are registering the rights and underlying shares.
9. We understand that the Revised Securities Subscription Agreement dated January 13,
         2022 and filed as Exhibit 10.5 to the registration statement has been superseded by and amended and restated subscription agreement dated December 1, 2023. Please file the
         December 1, 2023 subscription agreement as an exhibit to the registration statement.
       Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Joan S. Guilfoyle